UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adaptimmune Therapeutics plc

File No. 1-37368 - CF#37541

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Adaptimmune Therapeutics plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2020.

Based on representations by Adaptimmune Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit 10.4
Exhibit 10.5
Exhibit 10.6

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Celeste Murphy
Legal Branch Chief